EXHIBIT 4(c).8.2
nationalgrid

Sir John Parker FREng
Chairman

D: +44 (0) 20 7004 3010
24 March 2009	F: +44 (0) 20 7004 3012
M: +44 (0) 7831 496201
Mr Robert B. Catell	john.parker@ngrid.com
62 Osborne Road
Garden City
New York 11530 USA
Non-Executive Director Contract for Services
We are delighted that you will continue to serve on the Board of Directors of National Grid plc (the “Company”) until the conclusion of the 2009 AGM. In that regard, I am writing to advise that your appointment to the Board as a Non-Executive Director of National Grid plc will take effect immediately following the Effective Date (as defined in the Variation Agreement dated 24 March 2009 between yourself, National Grid USA and the Company).
Appointment
Your appointment as a Non-Executive Director will commence immediately following the Effective Date and will terminate as of the conclusion of the Company’s 2009 AGM, unless otherwise terminated earlier in accordance with the Company’s Articles of Association or by and at the discretion of either party upon 45 days’ written notice. In the event your appointment is terminated before the date of the 2009 AGM, you will not be entitled to compensation or damages for such termination.
Time Commitment
Overall, we anticipate a time commitment of approximately 2-2 1/2 days on average per month, taking into account reading and preparation time for Board and Committee meetings. This will include attendance at Board meetings plus ad hoc and emergency meetings, the AGM, any extraordinary general meetings, Board strategy sessions and site visits. It is planned that certain Board meetings will be held at the Company’s operational sites (in the UK and outside the UK).
By confirming this appointment, you have agreed that you are able to allocate sufficient time to meet the expectations of your role including appropriate preparation time. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director of the Company.

1 of 4

EXHIBIT 4(c).8.2
You should also have regard to your duties as a Director in light of the UK Listing Rules and Combined Code and obligations arising as a result of the Company’s shares being listed on the New York Stock Exchange by virtue of its ADR programme. You will also be subject to the Company’s Share Dealing Code.
Role
All Directors, both Non-Executive and Executive, have the same general legal responsibilities to the Company.
The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board:
•	provides effective business leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.
In addition to these requirements of all Directors, the role of the Non-Executive has the following key elements:
•	Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;

•	Performance: Non-Executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•
Risk: Non-Executive Directors should satisfy themselves that the financial function of the Company is professionally managed and that financial controls and systems of risk management are robust and defensible; and

•
People: Non-Executive Directors are responsible for determining appropriate levels of remuneration for Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

Committees and other roles
This letter refers to your appointment as a Non-Executive Director of the Company. You will continue to serve on the Risk & Responsibility Committee, hold the position of Deputy Chairman of the Company and act as non – executive chairman of National Grid USA in each case until the Company’s 2009 AGM.
Fees
You will be paid an annual retainer fee of £45,000 gross per annum which will be paid monthly. This amount will be prorated for the period of your appointment as a Non-Executive Director.
You will also be entitled to attendance fees of £1,500 for each Board meeting held in your country of residence and £4,000 for each overseas meeting. In addition, the attendance fee is intended to cover your attendance at any meetings of Committees of which you are a member. You will not receive any additional fees for membership of, or attendance at, any ad hoc Board Committee meetings. For the avoidance of doubt, home country attendance fees will be payable where you attend a meeting by telephone or video conference or other such means.

2 of 4

EXHIBIT 4(c).8.2
The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office. The Board shall review the above fees from time to time and they are therefore subject to change.
All fees and payments will be made in US Dollars, using the exchange rate on the day on which payment is made, and subject to any UK deductions required to be made by the Company, including UK income tax and National Insurance Contributions. The Company shall provide you or your tax advisor, upon request, with any documentation needed to claim a foreign tax credit.
The Company shall not withhold from any amount payable under this letter agreement any amount on account of US federal, state or local income taxes or payroll taxes (such as FICA, unemployment, workers’ compensation, disability, or similar tax or charge). You shall be solely responsible for all tax reporting and payments and applicable state-mandated insurance obligations, including workers’ compensation insurance, arising out of the performance of the services.
Independence
The Board has determined you not to be “independent” according to the provisions of the Combined Code.
Outside Interests
It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Group Company Secretary and General Counsel as soon as apparent.
Confidentiality
You will, during your appointment and following its termination, not disclose or communicate to any person (except as required by law or in the course of the proper performance of your duties, or with the consent of the Board) nor use for your own account or advantage any confidential information relating to the Company or any of its subsidiaries or associate companies which you obtained during your appointment or otherwise.
You will be required to return all papers containing confidential information on termination of the appointment.
Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Group Company Secretary and General Counsel.
Insurance
The Company has Directors’ and Officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment.
Indemnity The Articles of Association of the Company and relevant legislation in the UK allow the Company to indemnify Directors in relation to legal action taken against them (either actual or threatened) as may arise by virtue of their position in the Company.

3 of 4

EXHIBIT 4(c).8.2
The deed of indemnity between you and the Company dated 25 September 2007 continues to apply in your role as Non-Executive Director.
Independent Professional Advice
Occasions may arise when you consider that you need independent professional advice in the furtherance of your duties as a Director. If you believe this advice is necessary, please consult beforehand with either the Chairman or the Group Company Secretary and General Counsel. The Company will reimburse the full cost of authorized expenditures incurred in respect of such advice.
Governing Law
The agreement contained in this letter shall be governed by, and construed in accordance with, English law and shall be subject to the exclusive jurisdiction of the English courts.
Entire Agreement
This appointment letter represents the entire understanding, and constitutes the whole agreement, in relation to the Appointment and supersedes any previous agreement between yourself and the Company with respect thereto.
Counterparts
This letter may be executed in counterparts, each of which will constitute an original, and all of which, when taken together, will constitute one agreement. If a copy or counterpart of this letter agreement is originally executed and such copy or counterpart is thereafter transmitted electronically by facsimile or email transmission of a “.pdf” (or similar) file, such facsimile or “.pdf” document shall for all purposes be treated as if manually executed by the party whose signature so appears.
On a personal level, I am delighted that you have agreed to accept this appointment to the Board of National Grid plc and I look forward to continuing to work with you.
NATIONAL GRID PLC
/s/ Sir John Parker
Sir John Parker
Chairman, National Grid plc
Agreed and accepted this 24th day of March 2009 by:
/s/Robert B. Catell
Robert B. Catell

4 of 4